SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 2)*

    China Medical Technologies, Inc.

(Name of Issuer)

    Ordinary Shares, par value $0.10 per share

(Title of Class of Securities)

    1694831041

(CUSIP Number)

    December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Continued on following pages]

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing ten Ordinary Shares.

CUSIP No. 169483104
1.	NAMES OF REPORTING PERSONS Mr. Xiaodong Wu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 400,000
	6.	SHARED VOTING POWER 73,420,001
	7.	SOLE DISPOSITIVE POWER 400,000
	8.	SHARED DISPOSITIVE POWER 73,420,001
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,820,001 ordinary shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(SEE INSTRUCTIONS)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.9%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[Continued on following pages]

1.	NAMES OF REPORTING PERSONS Chengxuan International Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 73,420,001
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 73,420,001
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,420,001 ordinary shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(SEE INSTRUCTIONS)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.8%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1	(a).	NAME OF ISSUER:

This statement relates to the Ordinary Shares (the “Ordinary Shares”) of the issuer, China Medical Technologies, Inc., a Cayman Islands company (the “Company”).

Item 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The principal executive offices of the Company are located at No. 24 Yong Chang North Road, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China.

Item 2	(a).	NAME OF PERSON FILING:

Xiaodong Wu Chengxuan International Ltd.

Item 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office of Xiaodong Wu and Chengxuan International Ltd. is c/o China Medical Technologies, Inc., No. 24 Yong Chang North Road, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China.

Item 2	(c).	CITIZENSHIP:

Xiaodong Wu is a citizen of the People’s Republic of China. The place of organization for Chengxuan International Ltd. is the British Virgin Islands

Item 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares.

Item 2	(e).	CUSIP NUMBER:

169483104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP:

The following information with respect to the ownership of the Ordinary Shares of the Company by the persons filing this statement is provided as of December 31, 2009. The percentage amounts are based on 322,680,001 Ordinary Shares outstanding as of December 31, 2009, as derived from the Company’s corporate records.

			Number of shares as to which the person has:
Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mr. Xiaodong Wu	73,820,001	22.9%	400,000	73,420,001	400,000	73,420,001

Chengxuan International Ltd.	73,420,001	22.8%	—	73,420,001	—	73,420,001

Chengxuan International Ltd. (“Chengxuan”) is the record holder of 71,420,001 Ordinary Shares of the Company and also holds 200,000 American Depositary Shares, representing 2,000,000 Ordinary Shares of the Company. Mr. Xiaodong Wu is the sole beneficial owner of Chengxuan International Ltd. Pursuant to Rule 13d-3 under the Act, Mr. Xiaodong Wu may be deemed to control Chengxuan and share with Chengxuan the voting and dispositive power over the 71,420,001 Ordinary Shares and the 2,000,000 Ordinary Shares underlying the 200,000 American Depositary Shares of the Company held by Chengxuan.

Mr. Xiaodong Wu has also been granted 1,400,000 restricted Ordinary Shares by the Company, of which 400,000 restricted Ordinary Shares were vested and issued to Mr. Xiaodong Wu as of December 31, 2009. As such, Mr. Xiaodong Wu has the sole voting and dispositive power over the 400,000 vested restricted Ordinary Shares.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2010

/S/ XIAODONG WU
Name:	Mr. Xiaodong Wu

Chengxuan International Ltd.

By:	/S/ XIAODONG WU
Name:	Mr. Xiaodong Wu
Title:	Sole Beneficial Owner and Director